SEC 08026514 SSION

AB 3/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YYY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITOL SECURITIES MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1918 JONES BRANCH DRIVE

(No. and Street)

MCLEAN	VA	22102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH A. JIANOS — 617-897-8501 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
102

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, JOSEPH A. JIANOS ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITOL SECURITIES MANAGEMENT, INC. , as of DECEMBER 31 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

ANDREW ALLEN BURKE
NOTARY PUBLIC
REG # 7146600
COMMISSION EXPIRES 10/31/2011
COMMONWEALTH OF VIRGINIA

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITOL SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Capitol Securities Management, Inc.

We have audited the accompanying statement of financial condition of Capitol Securities Management, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capitol Securities Management, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC
Norwood, Massachusetts
February 6, 2008

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 162,195
Receivable from broker-dealers and clearing organizations	1,417,715
Securities owned:	
Not readily marketable, at estimated fair value	1,085
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of S172,242	80,811
Other assets	298,952
	$ 1,960,758

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 1,825
Securities sold, not yet purchased, at market value	23,549
Income taxes payable	2,500
Accounts payable, accrued expenses and other liabilities	1,353,731
	1,381,605
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, $1 par value, authorized 5,000 shares, issued 100 shares	100
Additional paid-in capital	70,900
Retained earnings	508,153
Total stockholder's equity	579,153
	$ 1,960,758

The accompanying notes are an integral part of these financial statements.

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 15,812,807
Investment advisory fees	2,222,426
Other	380,622
	18,415,855
Expenses:	
Employee compensation and benefits	5,845,216
Floor brokerage, exchange, and clearance fees	641,538
Communications and data processing	113,105
Interest	10,491
Occupancy	476,150
Other expenses	11,230,796
	18,317,296
Income before income taxes	98,559
Provision (benefit) for income taxes	(26,548)
Net income	$ 125,107

The accompanying notes are an integral part of these financial statements.

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Totals
Balance at January 1, 2007	100	$ 100	$ 70,900	$ 383,046	$ 454,046
Net income	-	-	-	125,107	125,107
Balance at December 31, 2007	100	$ 100	$ 70,900	$ 508,153	$ 579,153

The accompanying notes are an integral part of these financial statements.

CAPITOL SECURITIES MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	125,107
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		17,653
Increase in receivable from broker-dealers and clearing organizations		(116,427)
Decrease in receivable from customers		4,003
Decrease in securities owned		275,519
Increase in other assets		(249,436)
Decrease in payable to broker-dealers and clearing organizations		(158,898)
Decrease in securities sold, not yet purchased		(51,433)
Decrease in deferred income taxes payable		(30,000)
Increase in income taxes payable		2,500
Increase in accounts payable, accrued expenses and other liabilities		363,110
Total adjustments		56,591
Net cash provided by operating activities		181,698
Cash flows from investing activities:		
Purchase of furniture and equipment		(56,680)
Cash flows from financing activities:		
None		-
Increase in cash		125,018
Cash at beginning of the year		37,177
Cash at end of the year	$	162,195
Cash paid during the year for:		
Income taxes	$	456
Interest	$	10,491

The accompanying notes are an integral part of these financial statements.

CAPITOL SECURITIES MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions and Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly, but are recognized as earned.

Marketable Securities

Marketable Securities are valued at market, cost is determined on the specific identification method. Realized and unrealized gains and losses for trading securities are reflected in revenue. .

Depreciation

Depreciation is provided on an accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense and benefits are recognized in the financial statements for the changes in deferred tax liabilities or asset between years.

Advertising Expense

The Company expenses the cost of advertising and promotions as incurred.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3- OFF BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 4 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $164,210 which was $73,673 in excess of its required net capital of $90,537. The Company's net capital ratio was 8.27 to 1.

NOTE 5 – EMPLOYEE BENEFITS

The Company provides a 401(k) savings plan which covers substantially all employees meeting minimum age and service requirements. The Company at its discretion may match employer contributions to the plan. For the year ending December 31, 2007, the Company's matching contribution amounted to $88,020.

NOTE 6 – INCOME TAXES

Deferred income taxes are provided for temporary differences existing in the recognition of unrealized gains and losses on investments for tax and financial statement purposes, as well as for net operating loss carryforwards.

The Company has a net operating loss carryforward of $146,258 from 2006 which was utilized in 2007.

The Company prior to 2007 was a cash basis taxpayer for income tax purposes. In 2007 because the of continued growth was required to adopt the accrual method of accounting for income taxes.

Income tax expense (benefit) consists of the following:

Taxes currently payable:	
Federal	$ 1,500
State	1,952
Total	3,452
Deferred tax expense (benefit)	
Federal	(20,000)
State	(10,000)
Total	(30,000)
Total income tax expense (benefit)	$ (26,548)

CAPITOL SECURITIES MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2007

NOTE 7- PROPERTY AND EQUIPMENT

As of December 31, 2007, major classes of property and equipment consisted of the following:

Computer equipment	$ 107,196
Furniture and fixtures	116,608
Leasehold Improvements	29,249
	253,053
Less: Accumulated Depreciation	172,242
	$ 80,811

Depreciation expense for 2007 was $17,653.

NOTE 8 – LONG TERM LEASES

The Company leases office space at five locations, at the rate of $46,781 per month. The leases expire between March, 2009 and November, 2012. Some of the leases contain excess operating expense clauses. Rent expense for 2007 was $471,455.

Future minimum lease payments for non-cancelable operating leases as of December 31, 2007 are as follows:

Years Ended December 31,	
2008	$ 560,274
2009	558,231
2010	278,706
2011	203,263
2012	138,906
	$1,737,380

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company receives consulting services from its parent company, CS Financial Group, Inc (CSF). The related party charged $300,286 for these services for the year ending December 31, 2007. At December 31, 2007, the Company owed $ 0 to the related party. Since the Company is a 100% subsidiary of CSF, operating results could vary significantly from those that would be obtained if the entities were autonomous.

CAPITOL SECURITIES MANAGEMENT, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors of
Capitol Securities Management, Inc.

We have audited the accompanying financial statements of Capitol Securities Management, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 6, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC
Norwood, Massachusetts
February 6, 2008

SCHEDULE I

CAPITOL SECURITIES MANAGEMENT, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS:		
Payable to broker-dealers and clearing organizations	$ 1,825	
Income taxes payable	2,500	
Accounts payable, accrued expenses and other liabilities	1,353,731	
	$ 1,358,056	
NET CAPITAL:		
Common stock		$ 100
Additional paid-in capital		70,900
Retained earnings		508,153
		579,153
ADJUSTMENTS TO NET CAPITAL:		
Securities, not readily marketable		(1,085)
Furniture, equipment, and leasehold improvements		(80,811)
Other assets		(298,952)
12-b-1 fees		(22,587)
Haircuts on investments		(11,508)
Net capital, as defined		164,210
NET CAPITAL REQUIREMENT		90,537
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 73,673
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		8.27 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 215,409
Net audit adjustments	-
Increase in non-allowables and haircuts	(51,199)
Net capital per above	$ 164,210

SCHEDULE II

CAPITOL SECURITIES MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER\DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

Capitol Securities Management, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission since it does not hold customer funds or securities. The conditions for the exception were complied with for the period ending December 31, 2007.

The Company does not carry accounts of, or for, customers and conducts its business in accordance with the following condition and does not engage in any other securities activities.

The Company acts as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Capitol Securities Management, Inc.

In planning and performing our audit of the financial statements of Capitol Securities Management, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
February 6, 2008

END